January 13, 2006


Fax (614) 748-1209
Room 4561

Michael R. Sayre
Executive Vice President and
  Chief Financial Officer
Pinnacle Data Systems, Inc.
6600 Port Road
Groveport, OH 43125

      RE: 	Pinnacle Data Systems, Inc.
 		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarters Ended March 31, 2005,
		   June 30, 2005 and September 30, 2005
		Form 8-K/A filed on October 26, 2005
 		File No. 001-16103

Dear Mr. Sayre:

      We have reviewed your response to our letter dated October
19,
2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in our comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed October 26, 2005

Pro Forma Combined Statement of Operations

Exhibit 99.2

For the Year Ended December 31, 2004

1. We note your pro forma adjustment to reduce operating expenses for a "decrease in depreciation expense as a result of purchase accounting." Please explain in reasonable detail your basis for the reduction in depreciation expense and the depreciable lives assigned to property and equipment.

2. Explain why weighted common average common shares outstanding decreased from 6,121,675 for historical diluted EPS to 5,572,811 for pro forma diluted EPS. In your response tell us how you considered disclosing this information in the notes to the pro forma financial statements.

Form 10-QSB for the Quarterly Period ended September 30, 2005

Notes to Financial Statements

Note 8. Pro-forma Combined Statement of Operations

3. We note your disclosure of the asset acquisition of GNP
Computers,
Inc. (GNP) on August 15, 2005.   Tell us the purchase price of the
acquisition and how you considered SFAS 141 with regard to consideration paid by the Company, if any, to the former owners of the GNP business including any stock options issued or exchanged, warrants or any other issuance of debt or equity instruments. Refer to paragraphs 20 to 23.

4. We further note that the Company acquired $0 in net assets and recorded no goodwill or other intangible assets in the transaction.
Tell us how you determined the fair value of assets acquired and liabilities assumed, including intangible assets such as acquired technology, customer relationships and non-competition agreements as well as any in-process research and development projects. We refer you to paragraphs 37 through 42 of SFAS 141.

5. We note your elimination of sales transactions between the Company and GNP in the unaudited pr forma combined statements of operations.
Tell us your consideration of EITF 04-01 with regard to whether the
Company and GNP had a preexisting contractual relationship at the time of the GNP acquisition.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.


	You may contact David Edgar, Staff Accountant, at (202)-551-
3459
or Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 if you have any questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

						Sincerely,


						Kathleen Collins
						Accounting Branch Chief


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Michael R. Sayre
Pinnacle Data Systems, Inc.
January 13, 2006
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